

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Robert K. Ortberg
Chief Executive Officer
The Boeing Company
929 Long Bridge Drive
Arlington, Virginia 22202

> **Re: The Boeing Company**
> **Registration Statement on Form S-4**
> **Filed August 12, 2024**
> **File No. 333-281498**

Dear Robert K. Ortberg:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed August 12, 2024

Cover Page

1.   The disclosure in the second paragraph covering the merger consideration is difficult to follow. Consider providing an illustrative example(s), perhaps in tabular format, of the number of Boeing shares that will be issued for one share of Spirit based on the variations described. Discussing quotients, greater or less than prices, volume-weighted average prices, and number of trading days, while technically necessary, obscures the ability of a reader to understand what exactly they are receiving in the merger. Please revise.

Questions and Answers
Q: What happens if the Merger is not completed?, page 7

2.   Please revise the Q&A to disclose which of the most material conditions of the Merger are able to be waived. Further, please revise the risk factor "Boeing and Spirit may waive one or more of the conditions to the Closing without resoliciting stockholder approval of

the Merger Agreement Proposal and may terminate the Merger Agreement even if it has been adopted by Spirit Stockholders" on page 37 to describe what kinds of conditions could be waived and the negative effects it could have.

The Merger
Background of the Merger, page 65

3.   We note that David Calhoun, your former President and Chief Executive Officer and who participated in the Merger negotiations between Boeing and Spirit, was succeeded by Robert Ortberg in August 2024. We also note your disclosures on pages 80 and 86 that the Boeing Board considered Patrick Shanahan, Spirit's President and Chief Executive Officer, as a candidate for the role of your President and Chief Executive Officer. Please revise to elaborate on this succession process, including when and how Robert Ortberg was elected over Patrick Shanahan and any potential or actual conflicts when negotiating the Merger. Further, please revise the "Executive Officers of the Registrant" section to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Robert Ortberg should serve as your director. Refer to Item 401(e) of Regulation S-K.

4.   We note your disclosures in this section that the Spirit Board considered and discussed Spirit's potential divestiture to Airbus Group of certain facilities and operations that support Airbus programs, including the potential impact thereof on a potential strategic transaction with Boeing. We also note that it is a closing condition that Spirit complete the divestiture of the Spirit Airbus Business. Please revise to elaborate on why the Spirit Board and Boeing Board considered this divestiture to be material to the Merger.

Recommendation of the Spirit Board and Its Reasons for the Merger, page 91

5.   We note your disclosure here that the Spirit Board considered "Spirit's standalone strategic plan and related financial projections." We also note your disclosure on page 69 regarding certain financial information "reflecting Spirit's view as to its financial outlook and prospects" that were prepared in February 2024. Please revise to clarify whether these referenced financial projections are materially the same as the projections included in the registration statement on pages 96 through 99, and clearly use defined terms. If the projections are materially different, please explain these differences, what changes were made and why.

Spirit Unaudited Forecasted Financial Information, page 96

6.   We note your disclosures in paragraphs 1 and 2 of page 97 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected net revenues and the factors or contingencies that would affect such growth ultimately materializing.

7.   We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections and if the forecasts reflect more than assumptions about growth rates.

<u>Information About Boeing</u>
<u>Security Ownership of Certain Beneficial Owners and Management, page 271</u>

8.   Please add a table that reflects the ownership of Boeing after the transaction.

<u>General</u>

9.   Please furnish the information required by Item 9 of Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert M. Hayward, P.C.